[Letterhead of Arch Capital Group Ltd.]

Via Facsimile

September 29, 2006

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C.  20549

Re:                           Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 13, 2006
File No. 001-16209

Dear Mr. Rosenberg:

As discussed by telephone on August 17, 2006 with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), we are responding to your letter dated August 4, 2006 setting forth the comments of the Staff relating to the annual report on Form 10-K of Arch Capital Group Ltd. (the “Company”) for the fiscal year ended December 31, 2005.  We have included our responses as draft text that would be included in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2006 if we were to prepare the filing today. Please note that the disclosures will be modified in order to reflect our actual results, as well as other additional information which becomes available before the filing is made. The attached disclosures include bracketed notes, which key the draft disclosures to your comments.

In addition, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ John D. Vollaro

John D. Vollaro
Executive Vice President, Chief
Financial Officer and Treasurer

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Estimates and Recent Accounting Pronouncements

Reserves for Losses and Loss Adjustment Expenses

We are required by applicable insurance laws and regulations and GAAP to establish reserves for losses and loss adjustment expenses (“Loss Reserves”) that arise from the business we underwrite. Loss Reserves for our insurance and reinsurance operations are balance sheet liabilities representing estimates of future amounts required to pay losses and loss adjustment expenses for insured or reinsured events which have occurred at or before the balance sheet date. Loss Reserves do not reflect contingency reserve allowances to account for future loss occurrences. Losses arising from future events will be estimated and recognized at the time the losses are incurred and could be substantial.

At December 31, 2006 and 2005, our Loss Reserves, net of unpaid losses and loss adjustment expenses recoverable, by type and by operating segment were as follows:

	December 31,
(U.S. dollars in thousands)	2006	2005

Insurance:
Case reserves.	$	$421,131
IBNR reserves		1,413,243
Total net reserves	$	$1,834,374

Reinsurance:
Case reserves.	$	$488,593
Additional case reserves		116,788
IBNR reserves		1,623,303
Total net reserves	$	$2,228,684

Total:
Case reserves.	$	$909,724
Additional case reserves		116,788
IBNR reserves		3,036,546
Total net reserves	$	$4,063,058

Insurance Operations

Loss Reserves for our insurance operations are comprised of (1) case reserves for claims reported and (2) reserves for losses that have occurred but for which claims have not yet been reported, referred to as incurred but not reported (“IBNR”) reserves. For our insurance operations, generally, claims personnel determine whether to establish a case reserve for the estimated amount of the ultimate settlement of individual claims. The estimate reflects the judgment of claims personnel based on general corporate reserving practices, the experience and knowledge of such personnel regarding the nature and value of the specific type of claim and, where appropriate, advice of counsel. Our insurance operations also contract with a number of outside third party administrators in the claims process who, in certain cases, have limited authority to establish case reserves. The work of such administrators is reviewed and monitored by our claims personnel. Loss Reserves are also established to provide for loss adjustment expenses (“LAE”) and represent the estimated expense of settling claims, including legal and other fees and the general expenses of administering the claims adjustment process. Periodically, adjustments to the reported or case reserves may be made as additional information regarding the claims is reported or payments are made. IBNR reserves are established to provide for incurred claims which have not yet been reported to an insurer or reinsurer at the balance sheet date as well as to adjust for any projected variance in case reserving. IBNR reserves are derived by subtracting paid losses and LAE and case reserves from estimates of ultimate losses and loss adjustment expenses. [Response to comment 1(a)(3)]

Actuaries estimate ultimate losses and LAE using various generally accepted actuarial methods applied to known losses and other relevant information. Like case reserves, IBNR reserves are adjusted as additional information becomes known or payments are made. The process of estimating reserves involves a considerable degree of judgment by management and, as of any given date, is inherently uncertain. [Response to comment 1(a)]

Ultimate losses and LAE are generally determined by extrapolation of claim emergence and settlement patterns observed in the past that can reasonably be expected to persist into the future. In forecasting ultimate losses and LAE with respect to any line of business, past experience with respect to that line of business is the primary resource, developed through both industry and company experience, but cannot be relied upon in isolation. Uncertainties in estimating ultimate losses and LAE are magnified by the time lag between when a claim actually occurs and when it is reported and settled. This time lag is sometimes referred to as the “claim-tail”. The claim-tail for most property coverages is typically short (usually several months up to a few years). The claim-tail for certain professional liability, executive assurance and healthcare coverages, which are generally written on a claims-made basis, is typically longer than property coverages but shorter than casualty lines. The claim-tail for liability/casualty coverages, such as general liability, products liability, multiple peril coverage, and workers’ compensation, may be especially long as claims are often reported and ultimately paid or settled years, even decades, after the related loss events occur. During the long claims reporting and settlement period, additional facts regarding coverages written in prior accident years, as well as about actual claims and trends, may become known and, as a result, our insurance operations may adjust their reserves. If management determines that an adjustment is appropriate, the adjustment is recorded in the accounting period in which such determination is made in accordance with GAAP. Accordingly, should Loss Reserves need to be increased or decreased in the future from amounts currently established, future results of operations would be negatively or positively impacted, respectively. [Response to comment 1(a)]

In determining ultimate losses and LAE, the cost to indemnify claimants, provide needed legal defense and other services for insureds and administer the investigation and adjustment of claims are considered. These claim costs are influenced by many factors that change over time, such as expanded coverage definitions as a result of new court decisions, inflation in costs to repair or replace damaged property, inflation in the cost of medical services and legislated changes in statutory benefits, as well as by the particular, unique facts that pertain to each claim. As a result, the rate at which claims arose in the past and the costs to settle them may not always be representative of what will occur in the future. The factors influencing changes in claim costs are often difficult to isolate or quantify and developments in paid and incurred losses from historical trends are frequently subject to multiple and conflicting interpretations. Changes in coverage terms or claims handling practices may also cause future experience and/or development patterns to vary from the past. A key objective of actuaries in developing estimates of ultimate losses and LAE, and resulting IBNR reserves, is to identify aberrations and systemic changes occurring within historical experience and accurately adjust for them so that the future can be projected reliably. Because of the factors previously discussed, this process requires the substantial use of informed judgment and is inherently uncertain. [Response to comment 1(a)]

At December 31, 2006 and 2005, Loss Reserves for our insurance operations by major line of business, net of unpaid losses and loss adjustment expenses recoverable, were as follows:

	December 31,
(U.S. dollars in thousands)	2006	2005

Casualty	$	$420,113
Programs		357,181
Property, marine and aviation.		259,686
Executive assurance		240,553
Professional liability		240,309
Construction and surety		202,817
Healthcare		104,464
Other		9,251
Total net reserves	$	$1,834,374

The reserving method for our insurance operations to date has been, to a large extent, the expected loss method, which is commonly applied when limited loss experience exists. Any estimates and assumptions made as part of the reserving process could prove to be inaccurate due to several factors, including the fact that limited historical information has been reported to our insurance operations through December 31, 2006. See below for a discussion of the key assumptions in our insurance operations’ reserving process. [Response to comment 1(c)]

Although Loss Reserves are initially determined based on underwriting and pricing analysis, our insurance operations apply several generally accepted actuarial methods, as discussed below, on a quarterly basis to evaluate their Loss Reserves, in addition to the expected loss method, in particular for Loss Reserves from more mature accident years (the year in which a loss occurred). As noted below, beginning in 2005, our insurance operations began to give a relatively small amount of weight to their own experience following reviews of open claims on lines of business written on a claims-made basis for which they developed a reasonable level of credible data. Each quarter, as part of the reserving process, actuaries at our insurance operations reaffirm that the assumptions used in the reserving process continue to form a sound basis for the projection of liabilities. [Response to comment 1(a)(4)] If actual loss activity differs substantially from expectations based on historical information, an adjustment to loss reserves may be supported. As time passes, estimated Loss Reserves for a given accident year will be based more on historical loss activity and patterns than on the initial assumptions based on pricing indications. Our insurance operations place more or less reliance on a particular actuarial method based on the facts and circumstances at the time the estimates of Loss Reserves are made. These methods generally fall into one of the following categories or are hybrids of one or more of the following categories: [Response to comment 1(a)]

•                  Expected loss methods – these methods are based on the assumption that ultimate losses vary proportionately with premiums. Expected loss and LAE ratios are typically developed based upon the information derived by underwriters and actuaries during the initial pricing of the business, supplemented by industry data available from organizations, such as statistical bureaus and consulting firms, where appropriate. These ratios consider, among other things, rate increases and changes in terms and conditions that have been observed in the market. Expected loss methods are useful for estimating ultimate losses and LAE in the early years of long-tailed lines of business, when little or no paid or incurred loss information is available, and is commonly applied when limited loss experience exists for a company. [Response to comment 1(a)]

•                  Historical incurred loss development methods – these methods assume that the ratio of losses in one period to losses in an earlier period will remain constant in the future. These methods use incurred losses (i.e., the sum of cumulative historical loss payments plus outstanding case reserves) over discrete periods of time to estimate future losses. Historical incurred loss development methods may be preferable to historical paid loss development methods because they explicitly take into account open cases and the claims adjusters’ evaluations of the cost to settle all known claims. However, historical incurred loss development methods necessarily assume that case reserving practices are consistently applied over time. Therefore, when there have been significant changes in how case reserves are established, using incurred loss data to project ultimate losses may be less reliable than other methods. [Response to comment 1(a)]

•                  Historical paid loss development methods – these methods, like historical incurred loss development methods, assume that the ratio of losses in one period to losses in an earlier period will remain constant. These methods use historical loss payments over discrete periods of time to estimate future losses and necessarily assume that factors that have affected paid losses in the past, such as inflation or the effects of litigation, will remain constant in the future. Because historical paid loss development methods do not use incurred losses to estimate ultimate losses, they may be more reliable than the other methods that use incurred losses in situations where there are significant changes in how incurred losses are established by a company’s claims adjusters. However, historical paid loss development methods are more leveraged (meaning that small changes in payments have a larger impact on estimates of ultimate losses) than actuarial methods that use incurred losses because cumulative loss payments take much longer to equal the expected ultimate losses than cumulative incurred amounts. In addition, and for similar reasons, historical paid loss development methods are often slow to react to situations when new or different factors arise than those that have affected paid losses in the past. [Response to comment 1(a)]

•                  Adjusted historical paid and incurred loss development methods – these methods take traditional historical paid and incurred loss development methods and adjust them for the estimated impact of changes from the past in factors such as inflation, the speed of claim payments or the adequacy of case reserves. Adjusted historical paid and incurred loss development methods are often more reliable methods of predicting ultimate losses in periods of significant change, provided the actuaries can develop methods to reasonably quantify the impact of changes. As such, these methods utilize more judgment than historical paid and incurred loss development methods. [Response to comment 1(a)]

•                  Bornhuetter-Ferguson (“B-F”) paid and incurred loss methods – these methods utilize actual paid and incurred losses and expected patterns of paid and incurred losses, taking the initial expected ultimate losses into account to determine an estimate of expected ultimate losses. The B-F paid and incurred loss methods are useful when there are few reported claims and a relatively less stable pattern of reported losses. [Response to comment 1(a)]

•                  Additional analyses – other methodologies are often used in the reserving process for specific types of claims or events, such as catastrophic or other specific major events. These include vendor catastrophe models, which are typically used in the estimation of Loss Reserves at the early stage of known catastrophic events before information has been reported to an insurer or reinsurer, and analyses of specific industry events, such as large lawsuits or claims. [Response to comment 1(a)]

In the initial reserving process for casualty business, primarily consisting of primary and excess exposures written on an occurrence basis, our insurance operations primarily rely on the expected loss method. The development of our insurance operations’ casualty business may be unstable due to its long-tail nature and the occurrence of high severity events, as a portion of our insurance operations’ casualty business is in high excess layers. As time passes, for a given accident year, additional weight is given to the paid and incurred B-F loss development methods and historical paid and incurred loss development methods in the reserving process. Our insurance operations make a number of key assumptions in reserving for casualty business, including that the pricing loss ratio is the best estimate of the ultimate loss ratio at the time the policy is entered into, that our insurance operations’ loss development patterns, which are based on industry loss development patterns and adjusted to reflect differences in our insurance operations’ mix of business, are reasonable and that our insurance operations’ claims personnel and underwriters analyses of our exposure to major events are assumed to be our best estimate of our exposure to the known claims on those events. As noted earlier, due to the long claims reporting and settlement period for casualty business, additional facts regarding coverages written in prior accident years, as well as about actual claims and trends may become known and, as a result, our insurance operations may be required to adjust their casualty reserves. [Response to comment 1(a)(1),(2) and comment 1(c)] [Note that comment 1(c)(1) will be addressed in the “Results of Operations” section as noted below and comment 1(c)(2) will be addressed in this section to the extent applicable at December 31, 2006]

In the initial reserving process for property, marine and aviation business, which are primarily short-tail exposures, our insurance operations primarily rely on the expected loss method. For catastrophe-exposed business, our insurance operations’ reserving process also includes the usage of catastrophe models for known events and a heavy reliance on analysis of individual catastrophic events and management judgment. The development of property losses can be unstable, especially for policies characterized by high severity, low frequency losses. As time passes, for a given accident year, additional weight is given to the paid and incurred B-F loss development methods and historical paid and incurred loss development methods in the reserving process. Our insurance operations make a number of key assumptions in their reserving process, including that historical paid and reported development patterns are stable, catastrophe models provide useful information about our exposure to catastrophic events that have occurred and our underwriters’ judgment as to potential loss exposures can be relied on. [Response to comment 1(a)(1),(2) and comment 1(c)] [Note that comment 1(c)(1) will be addressed in the “Results of Operations” section as noted below and comment 1(c)(2) will be addressed in this section to the extent applicable at December 31, 2006]

In addition to the assumptions and development characteristics noted above for casualty and property business, our insurance operations authorize managing general agents, general agents and other producers to write program business on their behalf within prescribed underwriting authorities. This adds additional complexity to the reserving process. To monitor adherence to the underwriting guidelines given to such parties, our insurance operations periodically perform claims due diligence reviews. In the initial reserving process for program business, consisting of property and liability exposures which are primarily written on an occurrence basis, our insurance operations primarily rely on the expected loss method. As time passes, for a given accident year, additional weight is given to the paid and incurred B-F loss development methods and historical paid and incurred loss development methods in the reserving process. [Response to comment 1(a)(1),(2) and comment 1(c)] [Note that comment 1(c)(1) will be addressed in the “Results of Operations” section as noted below and comment 1(c)(2) will be addressed in this section to the extent applicable at December 31, 2006]

In the initial reserving process for executive assurance, professional liability and healthcare business, primarily consisting of medium-tail exposures written on a claims-made basis, our insurance operations primarily rely on the expected loss method. As time passes, for a given accident year, additional weight is given to the paid and incurred B-F loss development methods and historical paid and incurred loss development methods in the reserving process. Beginning in 2005, our insurance operations began to give a relatively small amount of weight to their own experience following reviews of open claims, in particular for lines of business written on a claims-made basis for which they developed a reasonable level of credible data. [Response to comment 1(a)(1),(2) and comment 1(c)] [Note that comment 1(c)(1) will be addressed in the “Results of Operations” section as noted below and comment 1(c)(2) will be addressed in this section to the extent applicable at December 31, 2006]

In the initial reserving process for construction and surety business, consisting of primary and excess casualty and contract surety coverages written on an occurrence and claims-made basis, our insurance operations primarily rely on the expected loss method. Such business is subject to the assumptions and development characteristics noted above for casualty business. As time passes, for a given accident year, additional weight is given to the paid and incurred B-F loss development methods and historical paid and incurred loss development methods in the reserving process. [Response to comment 1(a)(1),(2) and comment 1(c)] [Note that comment 1(c)(1) will be addressed in the “Results of Operations” section as noted below and comment 1(c)(2) will be addressed in this section to the extent applicable at December 31, 2006]

See “—Results of Operations” for a discussion of net favorable or adverse development of our insurance operations’ prior year Loss Reserves. [Response to comment 1(c)(1)]

Reinsurance Operations

Loss Reserves for our reinsurance operations are comprised of (1) case reserves for claims reported, (2) additional case reserves (“ACRs”) and (3) IBNR reserves. Our reinsurance operations receive reports of claims notices from ceding companies and record case reserves based upon the amount of reserves recommended by the ceding company. [Response to comment 3(b)] Case reserves on known events may be supplemented by ACRs, which are often estimated by our reinsurance operations’ claims personnel ahead of official notification from the ceding company, or when our reinsurance operations’ judgment regarding the size or severity of the known event differs from the ceding company. In certain instances, our reinsurance operations establish ACRs even when the ceding company does not report any liability on a known event. In addition, specific claim information reported by ceding companies or obtained through claim audits can alert our reinsurance operations to emerging trends such as changing legal interpretations of coverage and liability, claims from unexpected sources or classes of business, and significant changes in the frequency or severity of individual claims. Such information is often used in the process of estimating IBNR reserves. [Response to comment 1(a) and comment 3]

The estimation of Loss Reserves for our reinsurance operations is subject to the same risk factors as the estimation of Loss Reserves for our insurance operations. In addition, the inherent uncertainties of estimating such reserves are even greater for reinsurers, due primarily to: (1) the claim-tail for reinsurers is generally longer because claims are first reported to the ceding company and then to the reinsurer through one or more intermediaries, (2) the reliance on premium estimates, where reports have not been received from the ceding company, in the reserving process, (3) the potential for writing a number of reinsurance contracts with different ceding companies with the same exposure to a single loss event, (4) the diversity of loss development patterns among different types of reinsurance treaties or facultative contracts, (5) the necessary reliance on the ceding companies for information regarding reported claims and (6) the differing reserving practices among ceding companies. [Response to comment 3(a)]

As with our insurance operations, the process of estimating Loss Reserves for our reinsurance operations involves a considerable degree of judgment by management and, as of any given date, is inherently uncertain. As discussed above, such uncertainty is greater for reinsurers compared to insurers. As a result, our reinsurance operations obtain information from numerous sources to assist in the process. Pricing actuaries from our reinsurance operations devote considerable effort to understanding and analyzing a ceding company’s operations and loss history during the underwriting of the business, using a combination of ceding company and industry statistics. Such statistics normally include historical premium and loss data by class of business, individual claim information for larger claims, distributions of insurance limits provided, loss reporting and payment patterns, and rate change history. This analysis is used to project expected loss ratios for each treaty during the upcoming contract period. [Response to comment 3(d),(h)]

As mentioned above, there can be a considerable time lag from the time a claim is reported to a ceding company to the time it is reported to the reinsurer. The lag can be several years in some cases and may be attributed to a number of reasons, including the time it takes to investigate a claim, delays associated with the litigation process, the deterioration in a claimant’s physical condition many years after an accident occurs, the case reserving approach of the ceding company, etc. In the reserving process, our reinsurance operations assume that such lags are predictable, on average, over time and therefore the lags are contemplated in the loss reporting patterns used in their actuarial methods. This means that our reinsurance operations must rely on estimates for a longer period of time than does an insurance company. [Response to comment 3(c)]

Backlogs in the recording of assumed reinsurance can also complicate the accuracy of loss reserve estimation. As of December 31, 2006, there were [no] significant backlogs related to the processing of assumed reinsurance information at our reinsurance operations. [Response to comment 3(e)]

Our reinsurance operations rely heavily on information reported by ceding companies, as discussed above. In order to determine the accuracy and completeness of such information, underwriters, actuaries, and claims personnel at our reinsurance operations often perform audits of ceding companies and regularly review information received from ceding companies for unusual or unexpected results. Material findings are usually discussed with the ceding companies. Our reinsurance operations sometime encounter situations where it determines that a claim presentation from a ceding company is not in accordance with contract terms. In these situations, our reinsurance operations attempt to resolve the dispute with the ceding company. Most situations are resolved amicably and without the need for litigation or arbitration. However, in the infrequent situations where a resolution is not possible, our reinsurance operations will vigorously defend their position in such disputes. [Response to comment 3(f),(g)]

At December 31, 2006 and 2005, Loss Reserves for our reinsurance operations by major line of business, net of unpaid losses and loss adjustment expenses recoverable, were as follows:

	December 31,
(U.S. dollars in thousands)	2006	2005

Casualty	$	$1,304,859
Other specialty.		267,850
Property excluding property catastrophe		265,355
Marine and aviation		175,364
Property catastrophe		107,307
Other		107,949
Total net reserves	$	$2,228,684

The reserving method for our reinsurance operations to date has been, to a large extent, the expected loss method, which is commonly applied when limited loss experience exists. Any estimates and assumptions made as part of the reserving process could prove to be inaccurate due to several factors, including the fact that limited historical information has been reported to our reinsurance operations through December 31, 2006. See below for a discussion of the key assumptions in our reinsurance operations’ reserving process. [Response to comment 1(c)]

Although Loss Reserves are initially determined based on underwriting and pricing analysis, our reinsurance operations apply several generally accepted actuarial methods, as discussed above, on a quarterly basis to evaluate their Loss Reserves in addition to the expected loss method, in particular for Loss Reserves from more mature underwriting years (the year in which business is underwritten). Each quarter, as part of the reserving process, actuaries at our reinsurance operations reaffirm that the assumptions used in the reserving process continue to form a sound basis for projection of liabilities. [Response to comment 1(a)(4)] If actual loss activity differs substantially from expectations based on historical information, an adjustment to loss reserves may be supported. As time passes, for a given underwriting year, the reserving process to estimate Loss Reserves will be based more on actual loss activity and historical patterns than on initial assumptions based on pricing indications. Our reinsurance operations place more or less reliance on a particular actuarial method based on the facts and circumstances at the time the estimates of Loss Reserves are made. [Response to comment 1(a)]

In the initial reserving process for medium-tail and long-tail lines, consisting of casualty, other specialty, marine and aviation and other exposures, our reinsurance operations primarily rely on the expected loss method. The development of medium-tail and long-tail business may be unstable, especially if there are high severity major events, with business written on an excess of loss basis typically having a longer tail than business written on a pro rata basis. As time passes, for a given underwriting year, additional weight is given to the paid and incurred B-F loss development methods and historical paid and incurred loss development methods in the reserving process. Our reinsurance operations make a number of key assumptions in reserving for medium-tail and long-tail lines, including that the pricing loss ratio is the best estimate of the ultimate loss ratio at the time the contract is entered into, historical paid and reported development patterns are stable and our reinsurance operations’ claims personnel and underwriters analyses of our exposure to major events are assumed to be our best estimate of our exposure to the known claims on those events. [Response to comment 1(a)(1),(2) and comment 1(c)] [Note that comment 1(c)(1) will be addressed in the “Results of Operations” section as noted below and comment 1(c)(2) will be addressed in this section to the extent applicable at December 31, 2006]

In the reserving process in 2002 and 2003, our reinsurance operations recognized that there is a possibility that the assumptions made could prove to be inaccurate due to several factors primarily related to the start up nature of their operations in both periods. An incremental provision was recorded in both periods, primarily on our reinsurance operations’ casualty business. Due to the availability of additional data, and based on reserve analyses, it was determined that it was no longer necessary to continue to include an incremental provision in our reinsurance operations’ reserving process beginning in 2004. In addition, following reserve reviews and based on the level of claims activity reported to date, our reinsurance operations has reduced the incremental provision it had recorded in 2002 and 2003 by $      million, $9.8 million and $7.3 million in 2006, 2005 and 2004, respectively. At December 31, 2006, the incremental provision included in our Loss Reserves was $      million. [Response to comment 1(b)]

In the initial reserving process for short-tail lines, consisting of property excluding property catastrophe and property catastrophe exposures, our reinsurance operations primarily rely on the expected loss method. For known catastrophic events, our reinsurance operations’ reserving process also includes the usage of catastrophe models and a heavy reliance on analysis which includes ceding company inquiries and management judgment. The development of property losses may be unstable, especially where there is high catastrophic exposure, may be characterized by high severity, low frequency losses for excess and catastrophe-exposed business and may be highly correlated across contracts. As time passes, for a given underwriting year, additional weight is given to the paid and incurred B-F loss development methods and historical paid and incurred loss development methods in the reserving process. Our reinsurance operations make a number of key assumptions in reserving for short-tail lines, including that historical paid and reported development patterns are stable, catastrophe models provide useful information about our exposure to catastrophic events that have occurred and our underwriters’ judgment and guidance received from ceding companies as to potential loss exposures may be relied on. [Response to comment 1(a)(1),(2) and comment 1(c)] [Note that comment 1(c)(1) will be addressed in the “Results of Operations” section as noted below and comment 1(c)(2) will be addressed in this section to the extent applicable at December 31, 2006]

See “—Results of Operations” for a discussion of net favorable or adverse development of our reinsurance operations’ prior year Loss Reserves. [Response to comment 1(c)(1)]

 Simulation Results [Existing disclosures from 2005 Form 10-K]

Generally, due to the insufficient amount of historical loss data for our insurance and reinsurance operations in many lines of business, we do not produce a range of estimates in calculating reserves. As described above, we primarily use the expected loss method to calculate our initial Loss Reserves, and such amounts represent management’s best estimate of our ultimate liabilities. As the loss data has developed, other actuarial methods have been given more weight in our reserving process for certain lines of business. In order to illustrate the potential volatility in our reserves for losses and loss adjustment expenses, we used a statistical model to simulate a range of results based on various probabilities. Both the probabilities and related modeling are subject to inherent uncertainties. The simulation relies on a significant number of assumptions, such as the potential for multiple entities to react similarly to external events, and includes other statistical assumptions.

Our recorded estimate of reserves for losses and loss adjustment expenses, net of unpaid losses and loss adjustment expenses recoverable, by operating segment at December 31, 2006, along with the results of the simulation are as follows:

December 31, 2006
(U.S. dollars in thousands)	Reinsurance	Insurance	Total

Total net reserves	$	$	$

Simulation results:
90th percentile (1)	$	$	$
10th percentile (2)	$	$	$

(1)          Simulation results indicate that a 90 percent probability exists that the net reserves for losses and loss adjustment expenses will not exceed the indicated amount.

(2)          Simulation results indicate that a 10 percent probability exists that the net reserves for losses and loss adjustment expenses will be at or below the indicated amount.

The simulation results shown for each segment do not add to the total simulation results, as the individual segment simulation results do not reflect the diversification effects across our segments. The simulation results noted above are informational only, and no assurance can be given that our ultimate losses will not be significantly different than the simulation results shown above, and such differences could directly and significantly impact earnings favorably or unfavorably in the period they are determined.

We do not have significant exposure to pre-2002 liabilities, such as asbestos-related illnesses and other long-tail liabilities and, to date, we have experienced a relatively low level of reported claims activity in many lines of business, particularly in longer-tailed lines such as primary and excess casualty and executive assurance, which have longer time periods during which claims are reported and paid. Our limited history does not provide meaningful trend information for such lines of business.

Ceded Reinsurance

In the normal course of business, our insurance operations cede a substantial portion of their premium through pro rata, excess of loss and facultative reinsurance agreements. Our reinsurance operations also obtain reinsurance whereby another reinsurer contractually agrees to indemnify it for all or a portion of the reinsurance risks underwritten by our reinsurance operations. Such arrangements, where one reinsurer provides reinsurance to another reinsurer, are usually referred to as “retrocessional reinsurance” arrangements. In addition, our reinsurance subsidiaries participate in “common account” retrocessional arrangements for certain pro rata treaties. Such arrangements reduce the effect of individual or aggregate losses to all companies participating on such treaties, including the reinsurers, such as our reinsurance operations, and the ceding company. Reinsurance recoverables are recorded as assets, predicated on the reinsurers’ ability to meet their obligations under the reinsurance agreements. If the reinsurers are unable to satisfy their obligations under the agreements, our insurance or reinsurance operations would be liable for such defaulted amounts. [Response to comment 2]

The availability and cost of reinsurance and retrocessional protection is subject to market conditions, which are beyond our control. Although we believe that our insurance and reinsurance operations have been successful in obtaining reinsurance and retrocessional protection since the commencement of our underwriting initiative in October 2001, it is not certain that they will be able to continue to obtain adequate protection at cost effective levels. As a result of such market conditions and other factors, our insurance and reinsurance operations may not be able successfully to mitigate risk through reinsurance and retrocessional arrangements and may lead to increased volatility in our results of operations in future periods. [Response to comment 2]

In addition to the use of individual per risk and inuring reinsurance contracts to limit exposure, our insurance operations had in force during 2005 a catastrophe reinsurance program which provides coverage for certain property catastrophe-related losses occurring during the contract period equal to a maximum of 95% of the first $200 million in excess of a $50 million retention per occurrence of such losses. Estimated losses related to Hurricane Katrina and Hurricane Wilma have exceeded the per occurrence retention. Based on current estimates, our insurance operations expects to recover approximately $        million through such coverage for Hurricane Katrina and $        million for Hurricane Wilma with approximately $        million of remaining available coverage for Hurricane Katrina and $        million of remaining available coverage for Hurricane Wilma should the actual amount of losses ultimately attributable to such events exceed current estimates. Amounts shown for Hurricane Katrina are net of reinstatement premiums. [Response to comment 2]

Beginning in the 2006 first quarter, our insurance operations have in effect a reinsurance program which provides coverage for certain property catastrophe-related losses occurring during 2006 equal to a maximum of 92% of the first $325 million in excess of a $75 million retention per occurrence of such losses. The cost of the coverage was substantially higher than in 2005. [Response to comment 2]

On December 29, 2005, Arch Re Bermuda entered into a quota share reinsurance treaty with Flatiron Re Ltd., a newly-formed Bermuda reinsurance company, pursuant to which Flatiron Re Ltd. is assuming a 45% quota share (the “Treaty”) of certain lines of property and marine business underwritten by Arch Re Bermuda for unaffiliated third parties for the 2006 and 2007 underwriting years (January 1, 2006 to December 31, 2007). The quota share is subject to decrease by Arch Re Bermuda under certain circumstances. In addition, in certain circumstances, Flatiron Re Ltd. may extend at its option the coverage provided by the Treaty to Arch Re Bermuda’s 2008 underwriting year. Effective June 28, 2006, the parties amended the Treaty to increase the percentage ceded to Flatiron Re Ltd. from 45% to 70% of all covered business bound by Arch Re Bermuda from (and including) June 28, 2006 until (and including) August 15, 2006 provided such business does not incept beyond September 30, 2006. The ceding percentage for all business bound outside of this period will continue to be 45%, subject to adjustment as provided under the Treaty. Arch Re Bermuda pays to Flatiron Re Ltd. a reinsurance premium in the amount of the ceded percentage of the original gross written premium on the business reinsured with Flatiron Re Ltd. less a ceding commission, which includes a reimbursement of direct acquisition expenses as well as a commission to Arch Re Bermuda for generating the business. The Treaty also provides for a profit commission to Arch Re Bermuda based on the underwriting results for the 2006 and 2007 underwriting years on a cumulative basis. Arch Re Bermuda records such profit commission based on underwriting experience recorded each quarter. As a result, the profit commission arrangement with Flatiron Re Ltd. may increase the volatility of our reported results of operations on both a quarterly and annual basis. [Response to comment 2]

Our reinsurance operations previously purchased a catastrophe reinsurance program which provides up to $55 million of coverage in excess of certain deductibles for any one occurrence and $110 million in the aggregate annually, for certain catastrophe-related losses worldwide occurring during the period from May 2005 through April 2006. Based on current estimates, our reinsurance operations expect to recover approximately [$92.3] million, net of reinstatement premiums, related to the 2005 catastrophic events. The recovery represents full usage of the available coverage under the reinsurance program, and the coverage was not renewed upon expiration. While our reinsurance operations purchase industry loss warranty contracts and other reinsurance which is intended to limit their exposure, the non-renewal of the catastrophe reinsurance program increases the risk retention of our reinsurance operations and, as a result, may increase the volatility in our results of operations in future periods. [Response to comment 2]